North America’s Railroad

NEWS RELEASE

CN to purchase its common shares under specific share repurchase plans

MONTREAL, Oct. 27, 2015 — CN (TSX: CNR) (NYSE: CNI) announced today that, further to its notice of intention to make a Normal Course Issuer Bid for up to 33 million common shares (Bid) announced on Oct. 27, 2015, CN will purchase common shares under specific share repurchase plans (Plans) during the term of the Bid. The purchases will form part of CN's Bid.

CN will enter into an agreement (Agreement) with a third party to repurchase common shares through daily purchases that will take place from Oct. 30, 2015 to Dec. 24, 2015, subject to a maximum of 4,000,000 common shares. Pursuant to the terms of the Agreement, and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission (Order), the third party will purchase CN’s common shares on the open market for its own account in accordance with the rules applicable to the Bid, for the purpose of ultimately fulfilling its delivery obligations to CN under the Agreement. The price that CN will pay for any common shares purchased by it from the third party under the Agreement will be negotiated by CN and the third party and will be at a discount to the prevailing market price of CN’s common shares on the TSX at the time of the purchase. Information regarding the number of common shares purchased and aggregate purchase price will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following completion of the Plans.

Pursuant to the terms of the Agreement and the Order, all purchases made by the third party or its agents on the TSX or any alternative trading markets pursuant to the Plans will be made independently of CN and will be made in accordance with the TSX rules applicable to the Bid, subject to limited exceptions as provided in the Order. In addition, CN and any non-independent purchasing agent acting on behalf of CN are prohibited from purchasing any common shares during the term of the Program. CN will acquire common shares from the third party pursuant to the Agreement as part of the Bid and such common shares will be cancelled upon purchase by CN.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including potential purchases of common shares for cancellation under a normal-course-issuer bid. CN cautions that, by their nature, these forward-looking statements involve risk, uncertainties and assumptions, and are subject to the discretion of CN’s Board of Directors in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks and assumptions detailed from time to time in reports filed by CN with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks and assumptions.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy whose team of approximately 25,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052